Exhibit 2.21

18 January 2017

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

QUARTERLY ACTIVITIES REPORT
FOR PERIOD ENDING – 31 DECEMBER 2016

HIGHLIGHTS

•	Sales of 1,525,453lb U3O8 at an average selling price of US$26.26/lb (vs. average spot price of US$19.72/lb)

•	Langer Heinrich Mine

-	U3O8 production 1,206,685lb, down 7% vs. last quarter

-	New record low quarterly C1 cash cost of production of US$16.03/lb (vs. guidance of US$17/lb to US$19/lb)

-	Ore milled of 903,313t, down 5% vs. last quarter

-	Average plant feed grade of 692ppm U3O8, down 2% vs. last quarter

-	Overall recovery of 87.6%, unchanged from last quarter

-	Previously announced reduced mining plan implemented this quarter

•	Kayelekera Mine

-	Application for renewal of licence to discharge treated water approved and granted

•	KazAtomProm’s announcement to cut 10% of planned 2017 uranium production expected to have a positive impact on uranium prices

•	Cash and cash equivalents at 31 December 2016 of US$26.7M (vs. guidance of US$20M to US$30M)

•	Previously announced Manyingee transaction expected to close late March early April 2017

•	Continued progress on previously announced Restructure Proposal

•	Annual guidance revised for increased production and lower costs vs. prior guidance

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

Paladin Energy Ltd - Quarterly Report – December 2016	Page | 2

SAFETY

The Company achieved 910 Lost Time Injury (LTI) free days at the Kayelekera Mine (KM) for ~1.6 Million man hours.  No LTI’s were reported during the quarter at the Langer Heinrich Mine (LHM).

The Company’s 12 month moving average Lost Time Injury Frequency Rate (LTIFR) decreased to 1.9 as compared to 2.5 at the end of the last quarter.  The 12 month moving average LTIFR for the previous year was 2.10.

QUARTERLY URANIUM SALES

Total sales for the quarter were 1,525,453lb U3O8 (vs. guidance of 1.40Mlb to 1.60Mlb U3O8) at an average selling price of US$26.26/lb, generating gross sales revenue of US$40.1M, which was a 166% increase over the previous quarter’s revenue. The TradeTech weekly spot price average for the December quarter was US$19.72/lb.

Lower uranium sales in the range of 700,000lb to 800,000lb U3O8 are anticipated for the March quarter due to timing of deliveries under a major contract.

LANGER HEINRICH MINE, NAMIBIA (75%)

Production and cash cost of production

	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr	2016 Dec Qtr
U3O8 production (lb)	1,258,833	1,302,169	1,119,171	1,293,117	1,206,685
C1 cash cost of production (US$/lb)	25.38	24.13	26.60	16.45	16.03

Quarterly U3O8 production of 1,206,685lb was down on the preceding quarter by 7%.  The amount of drummed material produced (i.e. U3O8 drummed) for the quarter was up 10% from last quarter at 1,188,082lb.

LHM unit C1 cash cost of production for the quarter decreased by 3% from US$16.45/lb in the September quarter to a new record low US$16.03/lb in the December quarter. Unit C1 cash cost of production was 37% lower than in the quarter to 31 December 2015.

Guidance previously provided was for LHM unit C1 cash cost of production for the December quarter to be within the range of US$17/lb to US$19/lb.

Mining
	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr	2016 Dec Qtr
Ore mined (t)	680,892	673,517	744,161	1,247,014	245,030
Grade (ppm U3O8)	757	789	620	721	710
Low grade ore mined (t)	535,358	304,267	646,934	1,288,380	358,896
Grade (ppm U3O8)	319	323	325	320	314
Waste (t)	5,334,716	5,056,750	4,272,713	4,022,623	500,904
Total Ore and Waste (t)	6,550,966	6,034,534	5,663,808	6,558,017	1,104,830
Waste/ore ratio	8.6	8.0	6.6	4.3	3.5

Mining activities were carried out until early November when mining ceased with the implementation of the reduced mining plan.  During this period, the focus was to mine out all the remaining ore (high and medium grade) from Pits H3 South and F1.

The long term stockpiles continued to supplement the Run-of-Mine (RoM) with medium grade ore in line with the mine plan. Lower grade stockpile ore will remain on the RoM when the high grade ore is depleted.

Tailings Storage Facility 5 (TSF5) earthworks continued until the end of the quarter.  The foundation earthworks were essentially complete at calendar year-end with the next stage of transition material to be placed on the embankment, conditioning of the sub-grade material and installation of the liner to be done during the next quarter. The target completion date for the facility construction is late May or early June 2017.

Paladin Energy Ltd - Quarterly Report – December 2016	Page | 3

Processing
	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr	2016 Dec Qtr
Ore milled (t)	903,187	981,083	842,861	949,906	903,313
Grade (ppm U3O8)	714	705	670	704	692
Overall recovery (%)	88.5	85.5	89.2	87.7	87.6
U3O8 production (lb)	1,258,833	1,302,169	1,119,171	1,293,117	1,206,685

U3O8 production for the December quarter was down 7% on the prior quarter mainly due to a decrease in ore milled which was associated with lower than budgeted RoM uptime and lower process water availability.  The lower uptime was caused by major fabrication repairs to RoM1 and RoM2 static grizzlies and multiple Scrubber3 trunnion lubrication system differential pressure trips; both issues are now resolved.  Lower process water availability was caused by a four day planned NamWater/Areva desalination plant shutdown and associated with lower yields from TSF3 which includes the additional boreholes drilled in the tailings system.  This situation will continue until the next tailings storage facility (TSF5) is commissioned and in operation in mid-2017.

Sodium carbonate, chloride and sulphate contaminant levels have returned to normal in the Pregnant Liquor Solution (PLS).  However issues with dirty resin in both NIMCIX columns resulted in unsatisfactory ion exchange performance.  Membrane fouling in the Bicarbonate Recovery Plant (BRP) reduced bicarbonate recovery and adversely impacted washing efficiency due to high barren tenors.  Cleaning of the resin in both NIMCIX columns to improve ion exchange performance is planned for the next quarter.  Replacement of a number of membranes in the BRP’s UF and NF trains is planned, as is the scheduling of the CIP’s.

KAYELEKERA MINE, MALAWI (85%)

Operations

The Kayelekera Mine (KM) remains on Care and Maintenance.

On 7 December 2016, KM’s application for the renewal of its licence to discharge treated water was approved and granted by the Malawi National Water Resource Authority.

The membrane water treatment plant continued to treat water until the end of November when it was shut down due to low water levels in Runoff Water Pond 2 (RWP2).  A total of 60,174m3 of water was treated in the December quarter, with 52,520m3 being discharged into the Fresh Water Pond.  There was no lime water treatment in the December quarter.

At 31 December 2016 the water inventories in the major water storage ponds have been significantly reduced, with RWP2 at 42.1% of total capacity, Decant Pond at 68.8% of total capacity and the Tailings Storage Facility at 31.4% of recommended capacity. Work has also been completed in the restricted release catchment zone of the mine waste rock dump area to improve storage ability and water release control of rainfall runoff over the wet season. The storage ponds are well below the levels for the same period last year.

Once RWP2 reaches 45% of total capacity and the Seri River has sufficient flows, the lime water treatment plant will be brought back on line. This is expected to be in middle to late January.

Exploration

An application to vary the commitments on EPL417 – Rukuru and EPL418 – Uliwa continues to be progressed with the Malawi Department of Mines and the company remains hopeful of a positive response in the near future.  In the meantime the company continued in-house processing of the regional geophysical data (radiometrics, magnetics and gravity) obtained from the Government of Malawi in order to identify additional exploration targets within the current tenement package.  Whilst awaiting confirmation of the likely expenditure commitment on the two most recently granted tenements, the company is continuing to undertake localised ground surveys and confirmation checks on targets outlined during prospectivity analysis – to date no significant mineralisation has been identified.

MANYINGEE-CARLEY BORE PROJECT, WESTERN AUSTRALIA (100%)

Manyingee

The small scale field leach trial application document has been progressed during the quarter, with the process engineering portion being the most significant outstanding.  It is expected that, once the work has been completed,

Paladin Energy Ltd - Quarterly Report – December 2016	Page | 4

the document will be available for submission to the West Australian Department of Mines and Petroleum during the March quarter.

Carley Bore

During October and November a total of 64 rotary mud drill holes were completed for 4,982.5m.  Drilling on tenement E08/1645 and E08/1646 tested the continuity and factors controlling the mineralisation in the Carley Bore resource area. Scout drilling was conducted on tenement E08/1644 and was preceded by a heritage survey in September.  Uranium mineralisation was investigated with both gamma logging and direct uranium reading Prompt Fission Neutron (PFN) logging methods.  Detailed grades and widths of mineralisation will be estimated using a combination of gamma logging and PFN results subsequent to QAQC of the drilling data and is planned for completion in the next quarter.

AURORA-MICHELIN URANIUM PROJECT, CANADA (100%)

Following on from the 2015 (northern summer) soil survey programme a small infill soil survey has now been completed and was successful in both infilling in some gaps in the previous survey and extending some areas on the periphery.  All assay results from the survey have now been received and analysis of the data is underway.  Now that the most recent soil survey has been integrated with the existing survey the company is in the process of better defining the surface exploration model for both Michelin and Rainbow style deposits.  It is intended that the soil survey programme will be extended in coming field seasons to cover some of the other prospective areas within the Central Mineral Belt in order to target additional deposits currently under cover.

Following completion of the Jacques Lake camp clean-up it is expected that some of the minor remediation requested by the Nunatsiavut and Newfoundland and Labrador governments will be completed during the next summer season.  The Canadian armed forces have requested the use of a portion of the Michelin Camp for a regional training exercise expected in March 2017, if this eventuates the company will take the opportunity to re-position fuel to the camp in order to reduce costs for the upcoming summer season.

MOUNT ISA URANIUM PROJECTS, QUEENSLAND (82% to 100%)

No additional work has been undertaken on the deposits in the Mount Isa region during the December quarter. Planning commenced for exploration work to meet tenement commitments on the Isa North EPM’s, with the resultant programme expected to be executed late in FY2017.  All the remaining material from the recent ANSTO testwork programmes conducted on material from the Mount Isa area, along with the purpose built radiometric sorting unit, have been returned to Summit Resources Mount Isa sample storage facility.

OTHE EXPLORATION PROJECTS (WESTERN AUSTRALIA AND NORTHERN TERRITORY)

As previously announced to the ASX on 14 December 2016, the company has sold a number of non-core assets, being the Oobagooma project in Western Australia along with the Angela project and interest in the Bigrlyi project in the Northern Territory, to Uranium Africa Limited. This move will allow the company to more effectively focus on its core exploration projects.

CORPORATE

Group cash and cash equivalents

At 31 December 2016, the Group’s cash and cash equivalents were US$26.7M, which was within the guidance range previously provided of US$20M to US$30M.

Sale of non-core assets

In December 2016, Paladin sold a number of non-core Australian exploration assets to Uranium Africa Ltd for approximately US$1.9M. The assets sold included the Oobagooma and Angela/Pamela projects located in Western Australia and the Northern Territory respectively and Paladin’s interest in the Bigrlyi project located in the Northern Territory.

It is expected that these asset sales will result in annual cost savings due to reductions in rates, rentals and statutory commitments payable to keep the tenements in good standing.

Paladin also sold its entire shareholding in Deep Yellow Ltd for approximately US$2.6M in the December quarter.

Paladin Energy Ltd - Quarterly Report – December 2016	Page | 5

STRATEGIC INITIATIVES AND FUNDING PROCESS

Restructure Proposal

On 10 January 2017, the Company announced that it had resolved to enter into a proposal to restructure its balance sheet (Restructure Proposal) which contemplates the exchange of its existing 2017 Convertible Bonds (US$212M) and 2020 Convertible Bonds (US$150M) into US$115M (32%) of New Secured Bonds due 2022, US$102M (28%) of New 2024 Convertible Bonds and US$145M (40%) of Paladin shares.

Paladin believes the implementation of the Restructure Proposal will be a positive outcome, which will enable it to address its obligations in respect of the US$212M outstanding 2017 Convertible Bond whilst at the same time preserving value for shareholders and positioning them to benefit when uranium prices recover with a stable and sustainable debt structure.

As at the date of this Quarterly Activities Report, bondholders representing 67% of the 2017 Convertible Bonds and 44% of the 2020 Convertible Bonds have already signed binding undertakings to support the Restructure Proposal.

Sale of a 24% interest in LHM

With the passage of time continuing and CNNC Overseas Uranium Holdings Ltd (COUH) still unable to notify Paladin when it may be in a position to have the requisite approval to execute the definitive documents, the Company believes there is a low likelihood that COUH will consummate the sale of a 24% interest in LHM in a timely manner.

Sale of a 75% interest in Manyingee

Paladin continues to progress the previously announced sale of a 75% interest in Manyingee.  The transaction is conditional on a vote of MGT Resources Limited (MGT) shareholders and is expected to be concluded in late March or early April 2017.  On closing of the transaction, MGT will acquire a 30% initial interest in Manyingee for US$10M cash with an option to acquire an additional 45% interest within twelve months for US$20M cash.

URANIUM MARKET

The TradeTech weekly spot price average for the December quarter was US$19.72/lb, a fall of 22% compared to the September 2016 quarter and a 45% decrease compared to the December 2015 quarter.  TradeTech’s end-November spot price of US$17.75/lb was the lowest level observed since May 2004.

Uranium spot prices increased in late-December 2016 and, following KazAtomProm’s announcement of a 10% cut in planned 2017 uranium production, improved further in early January 2017. Spot material traded as high as US$25.50/lb on the day of the KazAtomProm announcement and, despite falling back a little, the spot price currently stands around US$22. 50/lb.  Increased term market demand has been seen since December 2016 and improved demand levels are expected to continue into 2017.

Mixed signals continue to be seen in the US market. The election of Donald Trump to the US Presidency is anticipated to be positive for nuclear power and the approval of the Future Energy Jobs Bill in Illinois in December 2016 will allow Exelon’s Clinton and Quad Cities nuclear power plants to continue operating.  On the other hand, the past 2 months have seen early closure announcements for Entergy’s Palisades and Indian Point facilities and speculation that First Energy Corp could try to sell or close the Davis-Besse plant.

In the UK, January saw the award of further contracts for the construction of the Hinkley Point C nuclear power plant.  French contractor Bouygues SA will work with UK builder Laing O’Rourke on a US$1.8Bn contract to construct the buildings that will house the two reactors.  Meanwhile, EdF anticipates French nuclear availability to return to normal levels in early 2017 as 11 out of the 12 reactors offline for safety evaluation are expected to return to service.

Kyushu’s Sendai 1 was returned to service in December 2016 after completing its first periodic inspection since re-start in August 2015. Sendai 2 was taken out of service for periodic inspection in December and is expected to be back online in late-February 2017.  Japan’s Nuclear Regulation Authority cleared Kyushu’s Genkai 1 & 2 reactors for restart and also approved a life extension for Kansai’s Mihama 3 in late-2016.  The Genkai reactors are targeted to return to service during 2017.

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GUIDANCE UPDATE

Key relevant guidance items for the quarter to 31 March 2017 include:

•	Uranium production – In line with the reduced mining plan, the feed grade will be lower and uranium production is expected to be in the range of 0.9Mlb to 1.0Mlb.

•	Uranium sales – Anticipated to be in the range of 700,000lb to 800,000lb U3O8.

•	LHM C1 cash costs – Expected to be within the range of US$17/lb to US$19/lb.

•
Cash and cash equivalents balance as at 31 March 2017 – Forecast to be in the range of US$10M to US$20M (excluding one-off items such as any proceeds received from the previously announced strategic initiatives).

Due to the successful first half to 31 December 2016, Paladin now revises certain items in its guidance for the full-year to 30 June 2017, including:

•	Uranium production – Revised guidance of in excess of 4.0Mlb U3O8 (vs. previous guidance of 3.8-4.0Mlb).

•	LHM C1 cash costs – Expected to be within the range of US$16.50/lb to US$18.50/lb (vs. previous guidance of US$17/lb to US$19/lb).

Other full-year guidance items to remain unchanged at this time. However, ‘all in’ cash expenditure guidance may be subsequently revised downwards depending on the progress of the Proposed Restructure and update to the Company’s internal financial forecast subsequently.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Declaration
The information in this Announcement relating to exploration and mineral resources is, except where stated, based on information compiled by David Princep B.Sc P.Geo who is a Fellow of the AusIMM and a Licensed Professional Geoscientist in the Province of Newfoundland and Labrador. Mr Princep has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity that he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”, and as a Qualified Person as defined in NI 43-101. Mr Princep is a full-time employee of Paladin Energy Ltd and consents to the inclusion of this information in the form and context in which it appears.